                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                                  ------------

                                BWAY CORPORATION
                       (Name of Subject Company (Issuer))

                                  ------------

                                BWAY CORPORATION
                       (Name of Filing Person (Offeror))

                                  ------------

                        Options under Bway Corporation's
                         1995 Long-Term Incentive Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                         Held by Certain Option Holders
                         (Title of Class of Securities)

                                  ------------

                                   056039100
                (CUSIP Number of Underlying Class of Securities)

                                  ------------

                                                         copies to:
           Kevin C. Kern                          Jeffrey L. Schulte, Esq.
 Vice President, Administration and                 Heath D. Linsky, Esq.
      Chief Financial Officer                 Morris, Manning & Martin, L.L.P.
          Bway Corporation                      1600 Atlanta Financial Center
   8607 Roberts Drive, Suite 250                  3343 Peachtree Road, N.E.
      Atlanta, Georgia  30350                      Atlanta, Georgia 30326
          (770) 645-4800                               (404) 233-7000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation*                           Amount of Filing Fee

  ----------------------------                   -----------------------------
          $16,721,930                                        $3,345

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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,235,915 shares of common stock of Bway Corporation having a weighted average exercise price of $13.53 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously paid:              $3,345
      Form or Registration No.:            Schedule TO
      Filing party:                        Bway Corporation
      Date filed:                          June 11, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
________________________________________________________________________________


                             INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Bway Corporation (the "Company") with the Securities and Exchange Commission on June 11, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, no par value per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated June 11, 2000, (the "Offer to Exchange") and the related Letter of Transmittal.

     This Amendment No. 2, among other things, adds Exhibit (a)(1)(I), which contains a letter and attachments, to the Schedule TO. All statements contained in these documents, other than historical information, are forward-looking statements. These forward-looking statements include management's forecast of the results that could be achieved if the Company were to realize the full business potential of current initiatives, which are not expected to be realized, if at all, until after fiscal 2003. These forward-looking statements also include forecasts of Earnings Before Interest, Taxes. Depreciation and Amortization for fiscal 2001, 2002 and 2003, which represent management's current judgment on the nearer-term effects of these initiatives. These forward-looking statements reflect assumptions with regard to coffee sales increases, manufacturing and operating improvements and other matters, including economic profit, revenue, costs, working capital, fixed assets, new contracts, cost reductions, and divestitures. A variety of factors could cause business conditions and the Company's actual results to differ materially from those expected by the Company or expressed in the Company's forward-looking statements. These factors include, without limitation, expected levels of sales not materializing; expected sales volume from new contracts delayed or not materializing the Company's inability to pay down debt; labor unrest; changes in market price or market demand; changes in raw material costs or availability; loss of business from customers; unanticipated expenses; productivity gains not remaining or continuing; changes in financial markets; potential equipment malfunctions; the timing and costs of plant start-up and closures and the other factors discussed in the Company's filings with the Securities and Exchange Commission.
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Item 12.  Exhibits

     Item 12 of the Schedule TO is hereby amended and restated as follow so as to add a reference to Exhibits (a)(1)(I) and Exhibit (a)(1)(J), as well as to amend Exhibit (a)(1)(A), Exhibit (a)(1)(B) and Exhibit (a)(1)(D), each of which is attached hereto.

(a)(1)(A) Offer to Exchange dated June 11, 2001, as amended herewith.
(a)(1)(B) Form of Letter of Transmittal, as amended herewith.
(a)(1)(C) Form of Letter to Eligible Option Holders Regarding Offer.*
(a)(1)(D) Form of Notice of Withdrawal by Option Holder, as amended herewith.
(a)(1)(E) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*
(a)(1)(F) Bway Corporation Annual Report on Form 10-K for its fiscal year ended October 1, 2000, filed with the Securities and Exchange Commission on December 22, 2000, and incorporated filed herein by reference.
(a)(1)(G) Bway Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 16, 2001, and incorporated herein by reference.
(a)(1)(H) Form of Letter to Eligible Option Holders Regarding Update to Offer to Exchange.*
(a)(1)(I) Form of Informational Letter and Attachments to Option Holders.
(a)(1)(J) Form of Letter to Eligible Option Holders Extending Offer to
          Exchange.
(b)       Not applicable.
(d)(1) Bway Corporation Fourth Amended and Restated 1995 Long-Term Incentive Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 2, 2000, filed with the Securities and Exchange Commission on May 5, 2000, and incorporated herein by reference.
(d)(2) Form of New Non-Qualified Option Agreement related to the Fourth Amended and Restated 1995 Amended and Restated Long-Term Incentive Plan.*
(d)(3) Form of New Incentive Stock Option Agreement related to the Fourth Amended and Restated 1995 Long-Term Incentive Plan.*
(g)       Not applicable.
(h)       Not applicable.
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*  Previously filed as an exhibit to the Schedule TO filed by Bway Corporation.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                         BWAY CORPORATION


                                         /s/ Kevin C. Kern
                                         -----------------
                                         Kevin C. Kern
                                         Vice President, Administration and
                                         Chief Financial Officer


Date:  July 10, 2001

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                               INDEX TO EXHIBITS

(a)(1)(A) Offer to Exchange dated June 11, 2001, as amended herewith.
(a)(1)(B) Form of Letter of Transmittal, as amended herewith.
(a)(1)(C) Form of Letter to Eligible Option Holders Regarding Offer.*
(a)(1)(D) Form of Notice of Withdrawal by Option Holder, as amended herewith.
(a)(1)(E) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*
(a)(1)(F) Bway Corporation Annual Report on Form 10-K for its fiscal year ended October 1, 2000, filed with the Securities and Exchange Commission on December 22, 2000, and incorporated filed herein by reference.
(a)(1)(G) Bway Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 16, 2001, and incorporated herein by reference.
(a)(1)(H) Form of Letter to Eligible Option Holders Regarding Update to Offer to Exchange.*
(a)(1)(I) Form of Informational Letter and Attachments to Option Holders.
(a)(1)(J) Form of Letter to Eligible Option Holders Extending Offer to Exchange.
(d)(1) Bway Corporation Fourth Amended and Restated 1995 Long-Term Incentive Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 2, 2000, filed with the Securities and Exchange Commission on May 5, 2000, and incorporated herein by reference.
(d)(2) Form of New Non-Qualified Option Agreement related to the Fourth Amended and Restated 1995 Long-Term Incentive Plan.*
(d)(3) Form of New Incentive Stock Option Agreement related to the Fourth Amended and Restated 1995 Long-Term Incentive Plan.*
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*  Previously filed as an exhibit to the Schedule TO filed by Bway Corporation.